Exhibit 99.1

NEWS RELEASE

Endeavour Silver Discovers Swarm of New High Grade Gold-Silver Veins
Near Lucero-Karina Veins at the Guanajuato Mine, Guanajuato, Mexico
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Vancouver, Canada – November 23, 2010 - Endeavour Silver Corp. (TSX:EDR)(NYSE Amex:EXK)(DBFrankfurt:EJD) announces that exploration drilling south of the Bolanitos mine, part of Endeavour’s Guanajuato Mines project in Guanajuato State, Mexico, has discovered a swarm of new high grade, gold-silver veins near the currently producing Lucero vein and the recently discovered Karina and Fernanda veins.

Drill hole KA-15 intersected 14 separate mineralized veins, including a large new vein called the Daniela Vein, which assayed 7.14 grams per tonne (gpt) gold and 179 gpt silver over a 9.10 meter (m) core length (15.6 oz per ton (opT) silver equivalents over 29.9 feet assuming 100% metallurgical recovery).  Another vein intercept returned 49.6 gpt gold and 349 gpt silver over a 0.61 m core length (82.5 opT silver equivalents over 2.0 feet assuming 100% metallurgical recovery).  Further drilling is underway around this hole to obtain more intersections so that the orientation of this vein can be determined and therefore the true width.

Silver equivalents are based on the current silver: gold ratio of 50: 1.  Drill results for hole KA-15 were as follows:

KARINA, FERNANDA AND DANIELA DRILL RESULTS FOR HOLE KA-15

Hole	Vein	From	Core Length	True Width	Ag	Au
		(m)	(m)	(m)	(g/t)	(g/t)
KA-15	Karina Vein	72.00	1.40	1.32	218	1.93
	Vein	78.15	0.30	0.28	122	0.33
	Vein	81.25	0.70	0.57	31	2.31
	Fernanda Vein	83.90	0.65	0.27	177	3.87
	Vein	100.35	1.20	1.13	133	5.28
	Vein	122.85	0.80	0.69	165	3.37
	Vein	124.85	0.30	0.19	12	2.68
	Vein	140.10	0.35	0.22	138	1.15
	Vein	146.80	0.30	0.17	48	22.60
	Vein	151.35	0.95	0.61	349	49.60
	Daniela Vein	154.70	9.10	Uncertain	179	7.14
	Including	154.70	2.40	Uncertain	178	19.53
	Vein	168.70	1.70	1.49	253	12.13
	Vein	172.90	0.75	0.57	233	5.05
	Vein	189.45	0.40	0.31	33	1.93

Barry Devlin, Vice President Exploration for Endeavour, commented: “Our exploration drilling at Guanajuato continues to discover new veins carrying high grade, gold-silver mineralization over mineable widths.  The latest vein swarm, which includes the robust new Daniela vein, lies in the footwall of the Karina and Fernanda vein, which were discovered only a couple of months ago.”

“These new vein discoveries carry higher gold grades, in some cases much higher gold grades, compared to other veins in the district.  We now have three drill rigs working in Guanajuato to try and delineate the extents of our new finds, and we still have multiple drill targets yet to test. As a result of our recent exploration successes, management is considering a major mine and plant expansion for Guanajuato in 2011.”

Barry Devlin, M.Sc., P. Geo., Vice President Exploration, is the Qualified Person who reviewed this news release and supervised the drilling program at Guanajuato. A Quality Control sampling program of reference standards, blanks and duplicates has been instituted to monitor the integrity of all assay results. All samples are split at the Guanajuato field office and shipped to ALS-Chemex Labs, where they are dried, crushed, split and 50 gram pulp samples are prepared for analysis. Gold and silver are determined by fire assay with an atomic absorption (AA) finish and lead, zinc and copper are determined by AA.

Endeavour Silver Corp. is a small-cap silver mining company focused on the growth of its silver production, reserves and resources in Mexico. Since start-up in 2004, Endeavour has posted five consecutive years of growing silver production and resources. The organic expansion programs now underway at Endeavour’s two operating silver mines in Mexico combined with its strategic acquisition and exploration programs should help Endeavour achieve its goal to become the next premier mid-tier silver mining company.

ENDEAVOUR SILVER CORP.
Per:

/s/ "Bradford Cooke"

BRADFORD COOKE
Chairman and Chief Executive Officer

For more information, please contact Hugh Clarke at Toll free:  877-685-9775, tel:  (604) 685-9775, fax:  (604) 685-9744, email hugh@edrsilver.com or visit our website, www.edrsilver.com.

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Such forward-looking statements and information herein include, but are not limited to, statements regarding Endeavour’s anticipated performance in 2010 and 2011, silver and gold production, and timing and expenditures to develop new silver mines and mineralized zones. The Company does not intend to, and does not assume any obligation to update such forward-looking statements or information, other than as required by applicable law. Forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Endeavour and its operations to be materially different from those expressed or implied by such statements. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.